Exhibit 99.1

SYSWIN Inc.

Announces Extraordinary General Meeting of Shareholders

Beijing, China, March 5, 2013 — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00 a.m. on Wednesday, April 3, 2013 (Beijing time). The meeting will be held at 9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing, China, to consider and vote on the proposal to adopt the previously announced agreement and plan of merger dated December 24, 2012, among Brilliant Strategy Limited (“Parent”), a business company with limited liability incorporated under the laws of the British Virgin Islands, Brilliant Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, and the Company (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). If completed, the Merger would result in SYSWIN becoming a privately-held company and its American Depository Shares (“ADSs”) would no longer be listed on the New York Stock Exchange. The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors of the Company, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on March 24, 2013 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on March 14, 2013. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.